Exhibit I

CPLP

Financial Results for the three-month period ended March 31, 2022

Operating and Financial Review and Prospects

You should read the following discussion of our financial condition and results of operations in conjunction with our unaudited interim condensed consolidated financial statements for the three-month periods ended March 31, 2022 and 2021 and related notes included elsewhere herein. Among other things, the financial statements include more detailed information regarding the basis of presentation for the following information. This discussion contains forward-looking statements that are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties, including those risks and uncertainties discussed in our Annual Report on Form 20-F for the fiscal year ended December 31, 2021. These risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our Fleet

The following table summarizes the current employment of our fleet:

Vessel Name	Time Charter (Years)	Expiry of Charter	Charterer
Container Vessels
M/V Archimidis (1)	4.0 TC	Feb 2024	Mediterranean Shipping Company S.A. (“MSC”)
M/V Agamemnon (1)	4.5 TC	Feb 2024	MSC
M/V Hyundai Prestige	12.0 TC	Dec 2024	Hyundai Merchant Marine Co. Ltd (“HMM”)
M/V Hyundai Premium	12.0 TC	Jan 2025	HMM
M/V Hyundai Paramount	12.0 TC	Feb 2025	HMM
M/V Hyundai Privilege	12.0 TC	Mar 2025	HMM
M/V Hyundai Platinum	12.0 TC	Apr 2025	HMM
M/V Akadimos(2)	2.4 TC	Feb 2023	Ocean Network Express (“ONE”)
M/V Athos	6.8 TC	Apr 2026	Hapag Lloyd Aktiengesellschaft (“Hapag- Lloyd”)
M/V Aristomenis	7.5 TC	Apr 2026	Hapag- Lloyd
M/V Athenian	6.8 TC	Apr 2026	Hapag- Lloyd
M/V Long Beach Express	4.7 TC	Jun 2025	Hapag- Lloyd
M/V Seattle Express	4.7 TC	Sep 2025	Hapag- Lloyd
M/V Fos Express	4.7 TC	Sep 2025	Hapag- Lloyd
Dry Bulk Vessels
M/V Cape Agamemnon	Voyage charter	—	—
Liquefied Natural Gas Carrier vessels (“LNG/Cs”)
LNG/C Aristos I (3)	3.0 TC	Oct 2023	BP Gas Marketing Limited (“BP”)
LNG/C Aristarchos (4)	3.7 TC	Feb 2025	Cheniere Marketing International LLP (“Cheniere”)
LNG/C Aristidis I (3)	3.0 TC	Dec 2023	BP
LNG/C Attalos (3)	4.2 TC	Oct 2025	BP
LNG/C Asklipios (4)	3.3 TC	Jan 2025	Cheniere
LNG/C Adamastos (5)	7.1 TC	Sep 2028	Engie Energy Marketing Singapore Pte Ltd. (“Engie”)

(1)

On May 30, 2022, the Partnership entered into two separate memoranda of agreements for the sale of the M/V Archimidis and the M/V Agamemnon to an unaffiliated third party for total consideration of $65.0 million each. Delivery of the two vessels to their buyer is expected in the third quarter of 2022.

(2)

In September 2020, the vessel-owning company of the M/V Akadimos commenced a new time charter with ONE for a period of 20 to 24 months. In January 2022, the charterer exercised its option to extend the time charter of the vessel by 6 months (+/- 30 days).

(3)

In 2019, each of the vessel-owning companies of the LNG/C Aristos I, the LNG/C Aristidis I and the LNG/C Attalos, entered into a time charter agreement with BP for a period of 3 years (+/- 30 days). The charterers have two two-year options (+/- 30 days) plus one two-year option (+/- 30 days) and one three-year option (+/- 30 days). The charters of the LNG/C Aristos I and the LNG/C Aristidis I commenced in November 2020 and January 2021 respectively. The charter of the LNG/C Attalos will commence in November 2022. Currently the vessel is under a 15 month (+/- 30 days) time charter with BP.

(4)

In April 2021, each of the vessel-owning companies of the LNG/C Aristarchos and the LNG/C Asklipios, entered into a time charter agreement with Cheniere until March 15, 2025 (+/- 30 days) and February 5, 2025 (+/- 30 days). Each charter has two one-year options (+/- 30 days). The charters of the LNG/C Aristarchos and the LNG/C Asklipios commenced in June 2021 and September 2021, respectively.

(5)

In July 2021, the vessel-owning company of the LNG/C Adamastos, entered into a time charter agreement with Engie for a period of 1,890 days (+90/-45 days) or for a period of 2,620 days (+90/-45 days). In May 2022 the charterer exercised its option for a total charter duration of 2,620 days (+90/-45 days). The charter of the LNG/C Adamastos commenced in August 2021.

Recent Developments

Acquisition of vessels

On June 7, 2022, the Partnership agreed to exercise its right of first offer and acquire one 174,000 Cubic Meters (“CBM”) latest generation X-DF LNG/C vessel and three 13,278 Twenty-foot Equivalent Unit (“TEU”) hybrid scrubber-fitted dual fuel ready eco container sister vessels from Capital Maritime & Trading Corp. (“CMTC”), for total consideration of $597.5 million. The LNG/C, to be named “Asterix I”, is currently under construction by Hyundai Heavy Industries Co. Ltd., South Korea, and is expected to be delivered to the Partnership in January 2023 upon its delivery from the shipyard. The LNG/C Asterix I comes with a long-term time charter with Hartree Partners Power & Gas Company (UK) Limited (“Hartree”) for a firm period of 5 years, which, together with the optional period, expires in 2031. The three 13,278 TEU eco container sister vessels, to be named “Manzanillo Express”, “Itajai Express” and “Buenaventura Express”, are currently under construction by Hyundai Samho Industries Co. Ltd., South Korea, and are scheduled for delivery to the Partnership in October 2022, January 2023 and May 2023, upon their respective delivery from the shipyard. The vessels have secured long-term time charters with Hapag Lloyd for a firm period of 10 years which, together with the optional periods, expire between October 2038 and May 2039.

Disposal of vessels

On May 30, 2022, the Partnership entered into two separate memoranda of agreements for the sale of the M/V Archimidis (108,892 dwt / 8,266 TEU, container carrier built 2006, Daewoo Shipbuilding & Marine Engineering Co., Ltd., South Korea) and the M/V Agamemnon (108,892 dwt / 8,266 TEU, container carrier built 2007, Daewoo Shipbuilding & Marine Engineering Co., Ltd., South Korea) to an unaffiliated third party for total consideration of $65.0 million each. Delivery of the two vessels to their buyer is expected in the third quarter of 2022.

Quarterly Common Unit Cash Distribution

On April 27, 2022, the Board of Directors of the Partnership (the “Board”) declared a cash distribution of $0.15 per common unit for the first quarter of 2022, which was paid on May 12, 2022 to common unit holders of record on May 6, 2022.

As previously announced, we intend to review our distributions from time to time in the light of a range of factors, including, among other things, our access to the capital markets, the refinancing of our external debt, the level of our capital expenditures and our ability to pursue accretive transactions. For further information on the risks that may affect our distributions, see “Item 3. Key Information—D. Risk Factors”, including in particular the risk factor entitled “We cannot assure you that we will pay any distributions on our units” in our Annual Report on Form 20-F for the year ended December 31, 2021, filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 27, 2022.

Fleet Employment

Currently we own a fleet of 21 vessels, consisting of 11 Neo-Panamax container vessels, three Panamax container vessels one Capesize bulk carrier and six LNG Carriers.

As of March 31, 2022, our charter coverage for the rest of 2022 and 2023 was 95% and 92%, respectively.

Factors Affecting Our Future Results of Operations

Please refer to our Annual Report on Form 20-F for the year ended December 31, 2021, filed on April 27, 2022, for a discussion of the factors affecting our future results of operations.

Financial Results:

	For the three-month periods ended March 31,
	2022	2021
Revenues	73,356	38,143
Expenses:
Voyage expenses	3,564	2,239
Vessel operating expenses	14,443	7,935
Vessel operating expenses—related parties	2,259	1,282
General and administrative expenses	1,549	1,651
Vessel depreciation and amortization	18,371	11,080

Operating income, net	33,170	13,956

Other income / (expense), net:
Interest expense and finance cost	(10,338)	(3,380)
Other income	2,317	303

Total other expense, net	(8,021)	(3,077)

Partnership’s net income	25,149	10,879

Results of Operations

Three-Month Period Ended March 31, 2022 Compared to the Three-Month Period Ended March 31, 2021

Our results of operations for the three-month periods ended March 31, 2022 and 2021 differ primarily due to:

•

the net increase in the average number of vessels in our fleet by 38% or 5.8 vessels following the acquisition of three 5,100 Twenty-foot Equivalent Unit (“TEU”) containers in February 2021 and the acquisition of six LNG/Cs during the second half of 2021, partly offset by the sale of the M/V ‘CMA CGM Magdalena’ in May 2021 and the sale of the M/V ‘Adonis’ in December 2021

•	the voyage expenses incurred by one of the vessels in our fleet employed under voyage charters, compared to the respective period in 2021

•	the increase in the Partnership’s total outstanding indebtedness

Total Revenues

Total revenues, consisting of time and voyage charter revenues, amounted to $73.4 million for the three-month period ended March 31, 2022, compared to $38.1 million for the three-month period ended March 31, 2021. The increase of $35.3 million was primarily a result of the increase in the average number of vessels in our fleet by 5.8 vessels, following the acquisition of three 5,100 TEU containers in February 2021, which generated $4.1 million of total revenue during the three-month period ended March 31, 2022, compared to $1.6 million during the period from the acquisition in February 2021 to March 31, 2021 and by the acquisition of six LNG/Cs during the second half of 2021 contributing $37.6 million of total revenue during the three-month period ended March 31, 2022, partly offset by the sale of the M/V ‘CMA CGM Magdalena’ in May 2021 and the sale of the M/V ‘Adonis’ in December 2021.

Time and voyage charter revenues are mainly comprised of the charter hires received from unaffiliated third-party charterers and are affected by the number of days our vessels operate, the average number of vessels in our fleet and the charter rates.

Voyage Expenses

Total voyage expenses amounted to $3.6 million for the three-month period ended March 31, 2022, compared to $2.2 million for the three-month period ended March 31, 2021. The increase of $1.4 million was primarily attributable to the increase in the average number of vessels in our fleet and the increase in the voyage expenses incurred by one of the vessels in our fleet employed under voyage charters, compared to the respective period in 2021.

Voyage expenses primarily consist of bunkers, port expenses and commissions. Voyage expenses incurred during time charters are paid by the charterer, except for commissions, which are paid for by us. Voyage expenses incurred during voyage charters and off-hire period are paid by us.

Vessel Operating Expenses

For the three-month period ended March 31, 2022, our total vessel operating expenses amounted to $16.7 million, compared to $9.2 million for the three-month period ended March 31, 2021. The $7.5 million increase in total vessel operating expenses primarily reflects the net increase in the number and the mix of the vessels in our fleet.

Total vessel operating expenses for the three-month period ended March 31, 2022 include expenses of $2.3 million incurred under management agreements with Capital Ship Management Corp., Capital Gas Ship Management Corp. and Capital-Executive Ship Management Corp., compared to $1.3 million during the three-month period ended March 31, 2021 (please refer to Note 4 in the unaudited interim condensed financial statements for the three-month period ended March 31, 2022).

General and Administrative Expenses

General and administrative expenses amounted to $1.5 million for the three-month period ended March 31, 2022, compared to $1.7 million for the three-month period ended March 31, 2021.

General and administrative expenses include Board fees and expenses, audit and certain legal fees and other fees related to the requirements of being a publicly traded partnership.

Vessel Depreciation and Amortization

Vessel depreciation and amortization increased to $18.4 million for the three-month period ended March 31, 2022, compared to $11.1 million for the three-month period ended March 31, 2021. The increase in vessel depreciation and amortization primarily reflects the net increase in the average number of vessels in our fleet.

Total Other Expense, Net

Total other expense, net for the three-month period ended March 31, 2022, amounted to $8.0 million, compared to $3.1 million for the three-month period ended March 31, 2021. Total other expense, net includes interest expense and finance cost of $10.3 million for the three-month period ended March 31, 2022, as compared to $3.4 million for the three-month period ended March 31, 2021. The increase in interest expense and finance cost was attributable to the increase in the Partnership’s total outstanding indebtedness. Total other expenses, net for the three-month period ended March 31, 2022 include a foreign exchange gain from the translation of the €150.0 million Senior Unsecured Bond (the “Bond”) issued on the Athens Exchange in the fourth quarter of 2021 into US dollars as of March 31, 2022.

Partnership’s Net Income

As a result of the factors described above, the Partnership’s net income for the three-month period ended March 31, 2022 amounted to $25.1 million compared to $10.9 million for the corresponding period in 2021.

Liquidity and Capital Resources

As of March, 31, 2022, total cash and cash equivalents amounted to $49.6 million. Total cash includes restricted cash of $10.6 million in total representing the minimum liquidity requirement under our financing arrangements and the Bond.

Generally, our primary sources of funds have been cash from operations, bank borrowings and, depending on our access to the capital markets, securities offerings.

Depending on the prevailing market rates when our charters expire, we may not be able to re-charter our vessels at rates similar to those under their current charters or we might trade certain of our vessels in the spot market, which translate into revenues that are inherently more volatile. As a result, our future cash flows from operations may be affected. Cash flows from operations may be further affected by other factors described in our Annual Report on Form 20-F for the year ended December 31, 2021 in “Item 3. Key Information—D. Risk Factors”.

In April 2016, in the face of severely depressed trading prices for master limited partnerships, including us, a significant deterioration in our cost of capital and potential loss of revenue, the Board took the decision to protect our liquidity position by creating a capital reserve and setting distributions at a level that our Board believes to be sustainable and consistent with the proper conduct of our business. We used cash accumulated as a result of quarterly allocations to our capital reserve to partially prepay our indebtedness as part of our refinancing in October 2017. We expect to continue to reserve cash in amounts necessary to service our debt in the future, including making quarterly amortization payments. Please see “Item 8A: How We Make Cash Distributions” in our Annual Report on Form 20-F for the year ended December 31, 2021 for further information on our cash distribution policy.

Subject to our ability to obtain required financing and access financial markets, we expect to continue to evaluate opportunities to acquire vessels and businesses. On June 7, 2022 we agreed to exercise our right of first offer and acquire one latest generation X-DF LNG/C vessel and three 13,278 TEU hybrid scrubber-fitted dual fuel ready eco container sister vessels from CMTC for total consideration of $597.5 million. The total consideration for the four vessels is expected to be financed with approximately $122.0 million of cash, $468.0 million of debt and $7.5 million in CPLP common units.

For the twelve-month period ending March 31, 2023, we do not anticipate any of our vessels to undergo special survey.

As of March 31, 2022, total partners’ capital amounted to $546.4 million, an increase of $20.9 million compared to $525.5 million as of December 31, 2021. The increase reflects net income for the three-month period ended 31, 2022 and the amortization associated with the equity incentive plan, partly offset by distributions declared and paid during the first half of 2022 in the total amount of $3.0 million and the repurchase of Partnership’s common units for an aggregate amount of $1.4 million.

Subject to shipping, charter and financial market developments, we believe that our working capital will be sufficient to meet our existing liquidity needs for at least the next 12 months.

Cash Flows

The following table summarizes our cash and cash equivalents provided by / (used in) operating, investing and financing activities for the periods, presented in millions:

	For the three- month periods
	ended March 31,
	2022	2021
Net Cash Provided by Operating Activities	$48.4	$25.2
Net Cash Used in Investing Activities	$(2.8)	$(36.0)
Net Cash (Used in) / Provided by Financing Activities	$(27.0)	$17.1

Net Cash Provided by Operating Activities

Net cash provided by operating activities was $48.4 million for the three-month period ended March 31, 2022 compared to $25.2 million for the three-month period ended March 31, 2021. The increase of $23.2 million was mainly attributable to the net increase in the number of vessels in our fleet following the acquisition of three Panamax container carrier vessels in February 2021 and six LNG/Cs during the second half of the year 2021, to the decrease in our trade accounts receivable and insurance claims accompanied by an increase in the amounts we owed for operating and other expenses partly set off by an increase in the amounts we reimbursed our managers for expenses paid on our behalf, an increase in the amounts we prepaid for operating and other expenses and an increase in inventories.

Net Cash Used in Investing Activities

Net cash used in investing activities during the three-month period ended March 31, 2022 amounted to $2.8 million and was primarily attributable to expenses paid in connection with vessel disposals during 2021 and vessel improvements amounting to $2.0 million and $0.8 million respectively.

Net cash used in investing activities for the three-month period ended March 31, 2021 amounted to $36.0 million and was primarily attributable to the cash paid for the acquisition of the M/V Seattle Express, the M/V Long Beach Express and the M/V Fos Express and vessel improvements amounting to $34.5 million and $1.5 million respectively.

Net Cash (Used in) / Provided by Financing Activities

Net cash used in financing activities for the three-month period ended March 31, 2022, was $27.0 million representing mainly the $22.5 million of scheduled principal payments on our long-term debt, $1.4 million paid for the repurchase of our common units, $0.1 of deferred financing costs and $3.0 million of dividends paid to our common unit holders.

Net cash provided by financing activities for the three-month period ended March 31, 2021, was $17.1 million representing mainly cash proceeds of $30.0 million from the issuance of the three new financing arrangements entered into with CMB Financial Leasing Co., Ltd., (“CMBFL”) that were used to partly finance the acquisition of the M/V Seattle Express, the M/V Long Beach Express and the M/V Fos Express, partly offset by $0.4 million paid for the issuance of these financing arrangements, the $9.3 million of scheduled principal payments on our long term debt, $1.4 million paid for the repurchase of our common units and $1.9 million of dividends paid to our common unit holders.

Borrowings

Our long-term borrowings are reflected in our balance sheet as “Long-term debt, net” and in current liabilities as “Current portion of long-term debt, net”.

As of March 31, 2022 and December 31, 2021, total borrowings of $1,291.4 million and $1,317.4 million were outstanding under our financing arrangements respectively.

Credit Facilities

For information relating to our financing arrangements, please refer to Note 8 of our audited Consolidated Financial Statements included in the Annual Report on Form 20-F for the year ended December 31, 2021 and Note 7 to our unaudited interim condensed consolidated financial statements and the description above in “Liquidity and Capital Resources”.

As of March 31, 2022 and December 31, 2021, we were in compliance with all financial debt covenants. Our ability to comply with the covenants and restrictions contained in our financing arrangements and any other debt instruments we may issue or enter into in the future may be affected by events beyond our control, including prevailing economic, financial and industry conditions, such as interest rate developments, changes in the funding costs offered by our banks and changes in asset valuations. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we are in breach of any of the restrictions, covenants, ratios or tests in our credit facility, we are unlikely to be able to make any distributions to our unit holders, a significant portion of our obligations may become immediately due and payable and our lenders’ commitment to make further loans to us, if any, may terminate. We may not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, obligations under our financing arrangements are secured by our vessels, and if we are unable to repay debt under the credit facility, the lenders could seek to foreclose on those assets. Any contemplated vessel acquisitions will have to be at levels that do not impair the required ratios, see “Item 5.B. Liquidity and Capital Resources—Borrowings (Financing Arrangements)” in our Annual Report on Form 20-F for the year ended December 31, 2021. If the estimated asset values of vessels in our fleet decrease, we may be obligated to prepay part of our outstanding debt in order to remain in compliance with the relevant covenants in our financing arrangements. A decline in the market value of our vessels could also affect our ability to refinance our financing arrangements and/or limit our ability to obtain additional financing. As of March 31, 2022 a decrease of 10% in the aggregate fair market values of our vessels would not cause any violation of the total indebtedness to aggregate market value covenant contained in our financing arrangements.

Critical Accounting Estimates

A discussion of our critical accounting estimates can be found in our Annual Report on Form 20-F for the year ended December 31, 2021.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Unitholders of

Capital Product Partners L.P.

Majuro, Republic of Marshall Islands

Results of Review of Interim Financial Information

We have reviewed the accompanying condensed consolidated balance sheet of Capital Product Partners L.P. and subsidiaries (the “Partnership”) as of March 31, 2022, the related condensed consolidated statements of comprehensive income, changes in partners’ capital, and cash flows for the three-month periods ended March 31, 2022 and 2021, and the related notes (collectively referred to as the “interim financial information”). Based on our reviews, we are not aware of any material modifications that should be made to the accompanying interim financial information for it to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheet of the Partnership as of December 31, 2021, and the related consolidated statements of comprehensive income/(loss), changes in partners’ capital, and cash flows for the year then ended (not presented herein); and in our report dated April 27, 2022, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2021, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

Basis for Review Results

This interim financial information is the responsibility of the Partnership’s management. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our reviews in accordance with standards of the PCAOB. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

/s/ Deloitte Certified Public Accountants S.A.

Athens, Greece

June 22, 2022

Capital Product Partners L.P.

Unaudited Condensed Consolidated Balance Sheets

(In thousands of United States Dollars)

	As of March 31, 2022	As of December 31, 2021
Assets
Current assets
Cash and cash equivalents	$38,954	$20,373
Trade accounts receivable	3,047	6,025
Prepayments and other assets	6,330	4,835
Inventories	5,740	5,009
Claims	957	1,442

Total current assets	55,028	37,684

Fixed assets
Vessels, net (Note 5)	1,764,366	1,781,858

Total fixed assets	1,764,366	1,781,858

Other non-current assets
Above market acquired charters (Note 6)	44,589	48,605
Deferred charges, net	1,838	2,771
Restricted cash	10,612	10,614
Prepayments and other assets	3,721	3,638

Total non-current assets	1,825,126	1,847,486

Total assets	$1,880,154	$1,885,170

Liabilities and Partners’ Capital
Current liabilities
Current portion of long-term debt, net (including $10,000 payable to related party as of March 31, 2022 and December 31, 2021) (Note 7)	$97,962	$97,879
Trade accounts payable	9,091	9,823
Due to related parties (Note 4)	3,442	2,785
Accrued liabilities	11,425	11,395
Deferred revenue	8,754	8,919

Total current liabilities	130,674	130,801

Long-term liabilities
Long-term debt, net (including $6,000 payable to related party as of March 31, 2022 and December 31, 2021) (Note 7)	1,185,559	1,211,095
Derivative liabilities (Note 8)	3,947	3,167
Below market acquired charters (Note 6)	13,589	14,643

Total long-term liabilities	1,203,095	1,228,905

Total liabilities	1,333,769	1,359,706

Commitments and contingencies (Note 12)	—	—

Total partners’ capital	546,385	525,464

Total liabilities and partners’ capital	$1,880,154	$1,885,170

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(In thousands of United States Dollars, except for number of units and earnings per unit)

	For the three-month periods ended March 31,
	2022	2021
Revenues (Note 3)	73,356	38,143

Expenses:
Voyage expenses	3,564	2,239
Vessel operating expenses	14,443	7,935
Vessel operating expenses—related parties (Note 4)	2,259	1,282
General and administrative expenses (including $520 and $505 to related parties, for the three-month periods ended March 31, 2022 and 2021, respectively) (Note 4)	1,549	1,651
Vessel depreciation and amortization (Note 5)	18,371	11,080

Operating income	33,170	13,956

Other income / (expense), net:
Interest expense and finance cost	(10,338)	(3,380)
Other income	2,317	303

Total other expense, net	(8,021)	(3,077)

Partnership’s net income	25,149	10,879

General Partner’s interest in Partnership’s net income	441	201
Common unit holders’ interest in Partnership’s net income	24,708	10,678
Net income per (Note 11):
Common unit, basic and diluted	1,26	0,57
Weighted-average units outstanding:
Common units, basic and diluted	19,373,881	18,179,048

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Changes in Partners’ Capital

(In thousands of United States Dollars)

	General Partner	Common Unitholders	Treasury units	Total
Balance at January 1, 2021	8,816	413,262	—	422,078

Partnership’s net income	201	10,678	—	10,879
Dividends declared and paid (Note 9)	(35)	(1,862)	—	(1,897)
Equity compensation expense (Note 10)	—	504	—	504
Repurchase of common units (Note 9)	—	—	(1,400)	(1,400)

Balance at March 31, 2021	8,982	422,582	(1,400)	430,164

	General Partner	Common Unitholders	Treasury units	Total
Balance at January 1, 2022	10,466	519,497	(4,499)	525,464

Partnership’s net income	441	24,708	—	25,149
Dividends declared and paid (Note 9)	(52)	(2,909)	—	(2,961)
Equity compensation expense (Note 10)	—	136	—	136
Repurchase of common units (Note 9)	—	—	(1,403)	(1,403)

Balance at March 31, 2022	10,855	541,432	(5,902)	546,385

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands of United States Dollars)

	For the three-month periods ended March 31,
	2022	2021
Cash flows from operating activities:
Net income	25,149	10,879
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation and amortization (Note 5)	18,371	11,080
Amortization of deferred financing costs	568	371
Amortization / accretion of above / below market acquired charters (Note 6)	2,962	1,837
Equity compensation expense	136	504
Change in fair value of derivatives (Note 8)	780	—
Unrealized Bond exchange differences	(3,545)	—
Changes in operating assets and liabilities:
Trade accounts receivable	2,978	(318)
Prepayments and other assets	(1,227)	(458)
Claims	485	(297)
Inventories	(731)	257
Trade accounts payable	1,364	(446)
Due to related parties	657	2,276
Accrued liabilities	593	32
Deferred revenue	(165)	(546)
Dry-docking costs paid	—	(13)

Net cash provided by operating activities	48,375	25,158

Cash flows from investing activities:
Vessel acquisitions, including time charters attached, and improvements (Note 5)	(860)	(35,988)
Expenses related to the sale of vessels paid	(1,984)	—

Net cash used in investing activities	(2,844)	(35,988)

Cash flows from financing activities:
Proceeds from long-term debt	—	30,030
Deferred financing costs paid	(112)	(353)
Payments of long-term debt (Note 7)	(22,476)	(9,302)
Repurchase of common units (Note 9)	(1,403)	(1,400)
Dividends paid (Note 9)	(2,961)	(1,897)

Net cash (used in) / provided by financing activities	(26,952)	17,078

Net increase in cash, cash equivalents and restricted cash	18,579	6,248

Cash, cash equivalents and restricted cash at beginning of period	30,987	54,336

Cash, cash equivalents and restricted cash at end of period	49,566	60,584

Supplemental cash flow information
Cash paid for interest	8,589	2,895
Non-Cash Investing and Financing Activities
Seller’s credit agreement	—	6,000
Capital expenditures included in liabilities	539	1,326
Capitalized dry-docking costs included in liabilities	123	1,636
Deferred financing costs included in liabilities	—	300
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	38,954	52,084
Restricted cash – non-current assets	10,612	8,500

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	49,566	60,584

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

1. Basis of Presentation and General Information

Capital Product Partners L.P. (the “Partnership”) was formed on January 16, 2007, under the laws of the Marshall Islands. The Partnership is an international shipping company. As of March 31, 2022, the Partnership owned a fleet of 21 high specification vessels consisting of 11 Neo-Panamax container carrier vessels, three Panamax container carrier vessels, one Cape-size bulk carrier vessel and six X-DF Liquefied natural gas carrier (“LNG/C”) vessels. Its vessels are capable of carrying a wide range of cargoes including liquefied natural gas, containerized goods and dry bulk cargo under short-term voyage charters and medium to long-term time charters.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These unaudited condensed consolidated financial statements and the accompanying notes should be read in conjunction with the Partnership’s consolidated financial statements for the year ended December 31, 2021, included in the Partnership’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 27, 2022.

These unaudited condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Partnership’s financial position, results of operations and cash flows for the periods presented. Operating results for the three-month period ended March 31, 2022 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2022.

2. Significant Accounting Policies

A discussion of the Partnership’s significant accounting policies can be found in the Partnership’s Consolidated Financial Statements included in the Annual Report on Form 20-F for the year ended December 31, 2021 (the “Consolidated Financial Statements for the year ended December 31, 2021”).

3. Revenues

The following table shows the net revenues earned from time and voyage charters contracts for the three-month periods ended March 31, 2022 and 2021:

	For the three-month periods ended March 31,
	2022	2021
Time charters	69,087	35,609
Voyage charters	4,269	2,534

Total	73,356	38,143

As of March 31, 2022 certain of the Company’s vessels were employed under time charter agreements with remaining tenor ranging between 0.9 and 4.5 years.

As of March 31, 2022 there are no expenses relating to contract fulfilment cost, that were incurred between the contract date and the date of the vessel’s arrival to the load port, included in prepayments and other assets. As of March 31, 2022 there was no unearned revenue related to undelivered performance obligations.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

4. Transactions with related parties

The Partnership and its subsidiaries have related party transactions with Capital Ship Management Corp. (“CSM”), Capital-Executive Ship Management Corp. (“Capital-Executive”), Capital Gas Ship Management Corp. (“Capital-Gas”), (collectively “Managers”), and the Partnership’s general partner, Capital GP L.L.C. (“CGP”) arising from certain terms of the following management and administrative services agreements.

1.

Floating fee management agreements: Under the terms of these agreements the Partnership compensates its Managers for expenses and liabilities incurred on the Partnership’s behalf while providing the agreed services, including, but not limited to, crew, repairs and maintenance, insurance, stores, spares, lubricants and other operating costs. Costs and expenses associated with a managed vessel’s next scheduled dry docking are borne by the Partnership and not by the Managers. The Partnership also pays its Managers a daily technical management fee per managed vessel that is revised annually based on the United States Consumer Price Index. For the three-month periods ended March 31, 2022 and 2021 management fees under the management agreements amounted to $2,259, and $1,282, respectively, and are included in “Vessel operating expenses – related parties” in the unaudited condensed consolidated statements of comprehensive income.

2.

Administrative and service agreements: On April 4, 2007, the Partnership entered into an administrative services agreement with CSM, pursuant to which CSM has agreed to provide certain administrative management services to the Partnership such as accounting, auditing, legal, insurance, IT and clerical services. In addition, the Partnership reimburses CSM and CGP for reasonable costs and expenses incurred in connection with the provision of these services, after CSM submits to the Partnership an invoice for such costs and expenses together with any supporting detail that may be reasonably required. These expenses are included in “General and administrative expenses” in the unaudited condensed consolidated statements of comprehensive income. In 2015, the Partnership entered into an executive services agreement with CGP, which was amended in 2016, 2019 and 2022, according to which CGP provides certain executive officers services for the management of the Partnership’s business as well as investor relation and corporate support services to the Partnership. For the three-month periods ended March 31, 2022 and 2021 the fees under the executive services agreement with CGP amounted to $488 and $470, respectively and are included in “General and administrative expenses” in the unaudited condensed consolidated statements of comprehensive income.

Balances and transactions with related parties consisted of the following:

Unaudited condensed consolidated Balance Sheets	As of	As of
	March 31, 2022	December 31, 2021
Liabilities:
CSM – payments on behalf of the Partnership (a)	$154	$92
Management fee payable to CSM (b)	25	25
Capital-Executive – payments on behalf of the Partnership (a)	2,212	1,188
Management fee payable to Capital-Executive (b)	408	417
Capital-Gas – payments on behalf of the Partnership (a)	271	721
Management fee payable to Capital-Gas (b)	372	342

Due to related parties	$3,442	$2,785

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

4. Transactions with related parties—continued

Unaudited condensed consolidated statements of comprehensive income	For the three-month periods ended March 31,
	2022	2021
Vessel operating expenses – related parties (1)	2,259	1,282
General and administrative expenses (2), (c)	520	505

(a)

Managers—Payments on Behalf of the Partnership: This line item represents the amount outstanding for payments for operating and voyage expenses made by the Managers on behalf of the Partnership and its subsidiaries.

(b)

Management fee payable to Managers: The amount outstanding as of March 31, 2022 and December 31, 2021 represents the management fee payable to the Managers under the management agreements between the Partnership and the Managers.

(c)	General and administrative expenses: This line item mainly includes fees relating to internal audit, investor relations and consultancy fees.

5. Vessels, net

An analysis of vessels, net is as follows:

	Vessel cost	Accumulated depreciation	Net book value
Balance as at January 1, 2022	$1,999,894	$(218,036)	$1,781,858

Improvements	40	—	40
Depreciation for the period	—	(17,532)	(17,532)

Balance as at March 31, 2022	$1,999,934	$(235,568)	$1,764,366

All of the Partnership’s vessels as of March 31, 2022 have been provided as collateral to secure the Partnership’s credit facilities and financing arrangements (Note 7).

Improvements

During the three-month periods ended March 31, 2022 and 2021, certain of the Partnership’s vessels underwent improvements. The costs of these improvements amounted to $40 and $57 respectively and were capitalized as part of the vessels’ cost.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

6. Above / below market acquired charters

Above / below market time charters acquired are amortized / (accreted) using the straight line method as a reduction / increase to revenues over the remaining term of the charters. For the three-month periods ended March 31, 2022 and 2021 such amortization and accretion to time charter revenues for the above and below market acquired time charters amounted to $2,962 and $1,837, respectively.

An analysis of above / below market acquired time charters is as follows:

	Above market acquired charters	Below market acquired charters
Carrying amount as at January 1, 2022	$48,605	$(14,643)

(Amortization) / accretion	(4,016)	1,054
Carrying amount as at March 31, 2022	$44,589	$(13,589)

As of March 31, 2022 the remaining carrying amount of unamortized above / below market acquired time charters was $44,589 and $13,589 respectively and will be amortized / accreted in future periods as follows:

For the twelve-month periods ended March 31,	Above market acquired charters	Below market acquired charters
2023	$16,285	$(4,275)
2024	14,210	(4,287)
2025	10,248	(3,984)
2026	2,764	(1,043)
2027	1,082	—

Total	$44,589	$(13,589)

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

7. Long-term debt, net

Long-term debt consists of the following credit facilities, sale and lease back agreements and unsecured Bonds:

		As of March 31,	As of December 31,	Margin
		2022	2021
	Credit facilities
(i)	Issued in September 2017 maturing in October 2023 (the “2017 credit facility”)	$101,978	$106,047	3.25%
(ii)	Issued in January 2020 maturing in January 2025 (the “2020 credit facility”)	31,620	32,480	2.55%
(iii)	Issued in January 2021 maturing in February 2026 (the “CMTC Seller’s Credit”)	6,000	6,000	5.00%
(iv)	Issued in August 2021 maturing in September 2022 (the “CGC Seller’s Credit”)	5,000	5,000	—
(v)	Issued in August 2021 maturing in September 2022 (the “CGC Seller’s Credit”)	5,000	5,000	—
(vi)	Assumed in December 2021 maturing in December 2027 (the “2021 credit facility”)	118,131	120,566	2.50%
	Sale and lease back agreements
(vii)	Issued in January 2020 maturing in January 2025 (the “2020 CMBFL”)	32,100	32,900	2.55%
(viii)	Issued in January 2020 maturing in January 2025 (the “2020 CMBFL”)	32,100	32,900	2.55%
(ix)	Issued in May 2020 maturing in May 2027 (the “ICBCFL”)	44,744	45,660	2.60%
(x)	Issued in January 2021 maturing in February 2026 (the “2021 CMBFL—Panamax”)	8,909	9,184	2.85%
(xi)	Issued in January 2021 maturing in February 2026 (the “2021 CMBFL—Panamax”)	8,909	9,184	2.85%
(xii)	Issued in January 2021 maturing in February 2026 (the “2021 CMBFL—Panamax”)	8,909	9,184	2.85%
(xiii)	Assumed in September 2021 maturing in October 2027 (the “2021 Bocomm”)	141,613	144,744	2.70%
(xiv)	Assumed in September 2021 maturing in May 2028 (the “2021 Bocomm”)	148,196	151,299	2.70%
(xv)	Assumed in November 2021 maturing in August 2028 (the “2021 CMBFL—LNG/C”)	144,254	146,315	2.55%
(xvi)	Assumed in November 2021 maturing in September 2028 (the “2021 CMBFL—LNG/C”)	145,415	147,493	2.55%
(xvii)	Assumed in November 2021 maturing in July 2036 (the “2021 Shin Doun”)	141,211	142,609	*
	Unsecured Bonds
(xviii)	Issued in October 2021 maturing in October 2026	167,317	170,862	2.65%
	Total long-term debt	1,291,406	1,317,427

	Less: Deferred loan and financing arrangements issuance costs	7,885	8,453

	Total long-term debt, net	1,283,521	1,308,974

	Less: Current portion of long-term debt	100,201	100,144

	Add: Current portion of deferred loan and financing arrangements issuance costs	2,239	2,265

	Long-term debt, net	$1,185,559	$1,211,095

*	It is being repaid at the rate of $31 per day including interest.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

7. Long-term debt, net—continued

Details of the Partnership’s credit facilities and financing arrangements are discussed in Note 8 of the Partnership’s Consolidated Financial Statements for the year ended December 31, 2021.

During the three-month period ended March 31, 2022 the Partnership repaid the amount of $22,476 in line with the amortization schedule of its credit facilities and financing arrangements.

As of March 31, 2022 and December 31, 2021 the Partnership was in compliance with all financial debt covenants.

As of March 31, 2022 there were no undrawn amounts under the Partnership’s credit facilities and financing arrangements.

For the three-month periods ended March 31, 2022 and 2021 interest expense amounted to $9,733 and $2,931, respectively and the weighted average interest rate of the Partnership’s loan facilities and financing arrangements was 3.0% for both periods.

8. Financial Instruments

(a) Fair value of financial instruments

The Partnership follows the accounting guidance for financial instruments that establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosure about fair value measurements. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1: Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date;

Level 2: Inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly;

Level 3: Inputs are unobservable inputs for the asset or liability.

The carrying value of cash and cash equivalents and restricted cash, are considered Level 1 items as they represent liquid assets with short-term maturities, trade receivables, amounts due to related parties, trade accounts payable and accrued liabilities approximate their fair value.

The fair value of variable rate long-term debt (Note 7) approximates the recorded value, due to its variable interest being the LIBOR and due to the fact, the lenders have the ability to pass on their funding cost to the Partnership under certain circumstances, which reflects their current assessed risk. We believe the terms of our loans are similar to those that could be procured as of March 31, 2022. Applicable LIBOR rates are observable at commonly quoted intervals for the full term of the loans and hence bank loans are considered Level 2 items in accordance with the fair value hierarchy.

The fair value of the fixed rate long-term debt, Note 7-(iii),(iv),(v) and (xvii) was approximately $153,076 and was determined by using Level 2 inputs being the discounted expected cash flows of the outstanding amount.

The Bonds have a fixed rate, and their estimated fair values as of March 31, 2022 were determined through Level 1 inputs of the fair value hierarchy (quoted price under the ticker symbol CPLPB1 on Athens Stock Exchange) and were approximately $164,979.

There were no Level 3 items.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

8. Financial Instruments - continued

(a) Fair value of financial instruments - continued

The following table summarizes the terms of the cross-currency swap agreements and their respective fair value as of March 31, 2022.

Derivative Assets / (liabilities):

Effective Date	Termination Date	Notional Amount in EURO	Notional Amount in United States Dollars	Fixed Rate the Partnership receives in EURO	Fixed Rate the Partnership pays in United States Dollars	Fair Value March 31, 2022 in United States Dollars
21/10/2021	21/10/2025	120,000	139,716	2.65%	3.655%	(2,979)
21/10/2021	21/10/2025	30,000	34,929	2.65%	3.690%	(968)

Total Fair Value						(3,947)

The fair value of the cross-currency swap agreements is presented net of accrued interest expense which is recorded in “Accrued liabilities” in the unaudited condensed consolidated balance sheets.

During the three-month period ended March 31, 2022 the Partnership recognized loss on derivatives amounting to $780 in “other income” in the unaudited condensed consolidated statements of comprehensive income.

Items Measured at Fair Value on a recurring Basis - Fair Value Measurements

	Quoted prices in active markets for identical assets	Significant other Observable inputs	Unobservable Inputs
Recurring Measurements March 31, 2022:	Level 1	Level 2	Level 3	Loss
Cross Currency Swaps	$—	$3,947	$—	$780

The fair value (Level 2) of cross-currency swap derivative agreements is the present value of the estimated future cash flows that we would receive or pay to terminate the agreements at the balance sheet date, taking into account, as applicable, current interest rates, foreign exchange rates and the credit worthiness of both us and the derivative counterparty. This line item is presented in “Derivative liabilities” in the unaudited condensed consolidated balance sheets.

(b) Concentration of credit risk

Financial instruments which potentially subject the Partnership to significant concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivable. The Partnership places its cash and cash equivalents, consisting mostly of deposits with creditworthy financial institutions rated by qualified rating agencies. A limited number of financial institutions hold the Partnership’s cash. Most of the Partnership’s revenues were derived from a few charterers.

9. Partners’ Capital

As of March 31, 2022 and December 31, 2021 the Partnership’s partners’ capital was comprised of the following units:

	As of March 31, 2022	As of December 31, 2021
Common units	19,958,351	19,394,696
General partner units	348,570	348,570
Treasury Units	471,595	382,250

Total partnership units	20,778,516	20,125,516

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

9. Partners’ Capital - continued

Details of the Partnership’s Partner’s Capital are discussed in Note 13 of the Partnership’s Consolidated Financial Statements for the year ended December 31, 2021.

On January 25, 2021, the Partnership’s Board of Directors approved a unit repurchase plan for an amount of $30,000 to be used for repurchasing the Partnership’s common units (the “repurchase plan”). The Partnership may repurchase these units in the open market or in privately negotiated transactions, at times and prices that are considered to be appropriate by the Partnership. For the three-month period ended March 31, 2022 and 2021, the Partnership completed the repurchase of 89,345 and 133,423 units, respectively paying an average price per unit of $15.67 and $10.46 plus repurchasing expenses. These units are held as treasury units by the Partnership and the amounts of $1,403 and $1,400 recorded as a reduction in the Partnership’s Partner’s Capital for the three-month periods ended March 31, 2022 and 2021, respectively.

During the three-month periods ended March 31, 2022 and 2021, the Partnership declared and paid the following distributions to its common unit holders:

	January 24, 2022	January 21, 2021
Common unit-holders
Distributions per common unit declared	$0.15	$0.10
Common units entitled to distribution	19,743,266	18,623,100
General partner and IDR distributions	$52	$35

10. Omnibus Incentive Compensation Plan

In January 2022, the board of directors adopted an amended and restated Compensation Plan (the “Plan”), so as to reserve for issuance a maximum number of 750,000 restricted common units. As a result, the total number of restricted common units reserved is 1,045,000.

On March 18, 2022, the Partnership awarded 653,000 unvested units to Employees and Non-Employees with a grant-date fair value of $15.18 per unit. Awards granted to certain Employees and Non-Employees would vest in three equal installments.

The following table contains details of our plan:

	Equity compensation plan
Unvested Units	Units	Amount
Unvested on January 1, 2022	—	$—

Granted	653,000	9,913

Unvested on March 31, 2022	653,000	$9,913

The unvested units accrue distributions as declared and paid, which distributions are retained by the custodian of the Plan until the vesting date at which time they are payable to the grantee. As unvested unit grantees accrue distributions on awards that are expected to vest, such distributions are charged to Partners’ capital.

There were no forfeitures of awards during the three-month period ended March 31, 2022. The Partnership estimated the forfeitures of unvested units to be immaterial.

As of March 31, 2022 the unvested units accrued $98 of distributions.

For the three-month periods ended March 31, 2022 and 2021 the equity compensation expense that has been charged in the unaudited condensed consolidated statements of comprehensive income was $136 and $504 respectively. This expense has been included in “General and administrative expenses” in the unaudited condensed consolidated statements of comprehensive income.

As of March 31, 2022 the total unrecognized compensation cost related to non-vested awards is $9,776 and is expected to be recognized over a period of 2.8 years. The Partnership uses the straight-line method to recognize the cost of the awards.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

11. Net Income Per Unit

The general partner’s and common unit holders’ interests in net income are calculated as if all net income for periods subsequent to April 4, 2007 were distributed according to the terms of the partnership’s agreement, regardless of whether those earnings would or could be distributed. The Limited Partnership Agreement (the “Partnership Agreement”) does not provide for the distribution of net income; rather, it provides for the distribution of “available cash”, which is a contractually-defined term that generally means all cash on hand at the end of each quarter after establishment of cash reserves determined by the Partnership’s board of directors to provide for the proper resources for the Partnership’s business. Unlike available cash, net income is affected by non-cash items. The Partnership follows the guidance relating to the Application of the Two-Class Method and its application to Master Limited Partnerships and considers whether the incentive distributions of a master limited partnership represent a participating security when considered in the calculation of earnings per unit under the Two-Class Method.

The Partnership also considers whether the Partnership Agreement contains any contractual limitations concerning distributions to the incentive distribution rights that would impact the amount of earnings to allocate to the incentive distribution rights for each reporting period.

Under the Partnership Agreement, the holder of the incentive distribution rights in the Partnership, which is currently CGP, assuming that there are no cumulative arrearages on common unit distributions, has the right to receive an increasing percentage of cash distributions after the minimum quarterly distribution.

For the three-month periods ended March 31, 2022 and 2021 the Partnership excluded the effect of 653,000 and 412,916 non-vested unit awards in calculating dilutive EPU for its common unitholders, as they were anti-dilutive. The non-vested units were participating securities because they received distributions from the Partnership and these distributions did not have to be returned to the Partnership if the non-vested units were forfeited by the grantee.

In addition, for the three-month period ended March 31, 2022 and 2021 the Partnership excluded the effect of 471,595 and 133,423 repurchased common units, under the repurchase plan (Note 9), from the date of their repurchase in calculating basic and diluted EPU for its common unitholders respectively.

The Partnership’s net income for the three-month periods ended March 31, 2022 and 2021 did not exceed the First Target Distribution Level of $1.6975 per unit per quarter, as such term is defined in the Partnership Agreement, and as a result, the assumed distribution of net income did not result in the use of increasing percentages to calculate CGP’s interest in net income.

The Two-Class Method was used to calculate EPU as follows:

BASIC and DILUTED	For the three-month periods ended March 31,
Numerators	2022	2021
Partnership’s net income	$25,149	$10,879
Less:
General Partner’s interest in Partnership’s net income	441	201
Partnership’s net income allocable to unvested units	211	237
Common unit holders’ interest in Partnership’s net income	$24,497	$10,441
Denominators
Weighted average number of common units outstanding, basic and diluted	19,373,881	18,179,048
Net income per common unit:
Basic and diluted	$1.26	$0.57

12. Commitments and Contingencies

Contingencies

Various claims, suits and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Partnership’s vessels. The Partnership is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited condensed consolidated financial statements.

The Partnership accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, the Partnership is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited condensed consolidated financial statements.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

12. Commitments and Contingencies - continued

Commitments

Lease Commitments: Future minimum rental receipts, excluding any profit share revenue that may arise, based on non-cancellable long-term time charters, as of March 31, 2022 are:

For the twelve-month period ended March 31,	Amount
2023	$287,552
2024	260,413
2025	194,780
2026	79,185
2027	12,873

Total	$834,803

13. Subsequent events

(a) Dividends: On April 27, 2022, the Board of Directors of the Partnership (the “Board”) declared a cash distribution of $0.15 per common unit for the first quarter of 2022 which was paid on May 12, 2022 to common unit holders of record on May 6, 2022.

(b) Acquisition of vessels: On June 7, 2022 the Partnership announced that it has agreed to exercise its right of first offer and acquire one 174,000 Cubic Meters (“CBM”) latest generation X-DF LNG/C vessel and three 13,278 Twenty-foot Equivalent Unit (“TEU”) hybrid scrubber-fitted dual fuel ready eco container sister vessels from Capital Maritime & Trading Corp. (“CMTC”), for total consideration of $597,500. The LNG/C, to be named “Asterix I”, is currently under construction by Hyundai Heavy Industries Co. Ltd., South Korea, and is expected to be delivered to the Partnership in January 2023 upon its delivery from the shipyard. The LNG/C Asterix I comes with a long-term time charter with Hartree Partners Power & Gas Company (UK) Limited (“Hartree”) for a firm period of 5 years, which, together with the optional period, expires in 2031. The three 13,278 TEU eco container sister vessels, to be named “Manzanillo Express”, “Itajai Express” and “Buenaventura Express”, are currently under construction by Hyundai Samho Industries Co. Ltd., South Korea, and are scheduled for delivery to the Partnership in October 2022, January 2023 and May 2023, upon their respective delivery from the shipyard. The vessels have secured long-term time charters with Hapag Lloyd Aktiengesellschaft for a firm period of 10 years which, together with the optional periods, expire between October 2038 and May 2039. The total consideration of $597,500 is expected to be financed with approximately $122,000 of cash, $468,000 of debt and $7,500 in Partnership’s common units. The issuance of common units to CMTC will occur upon the delivery of the first container vessel, the M/V Manzanillo Express.

(c) Disposal of vessels: On May 30, 2022, the Partnership entered into two separate memoranda of agreements for the sale of the M/V Archimidis (108,892 dwt / 8,266 TEU, container carrier built 2006, Daewoo Shipbuilding & Marine Engineering Co., Ltd., South Korea) and the M/V Agamemnon (108,892 dwt / 8,266 TEU, container carrier built 2007, Daewoo Shipbuilding & Marine Engineering Co., Ltd., South Korea) to an unaffiliated third party for total consideration of $65,000 each. Delivery of the two vessels to their buyer is expected in the third quarter of 2022. The estimated carrying value of the M/V Archimidis and the M/V Agamemnon as of May 30, 2022 was $38,727 and $41,806 respectively.